CONSENT OF IAN HOLLAND

The undersigned hereby consents to: (i) the inclusion of all disclosure of all technical information contained in the Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016 (the “MD&A”) of Kirkland Lake Gold Ltd. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2017, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the MD&A and the 40-F.

_signed “Ian Holland”___
Ian Holland

Date: April 2, 2018